SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
Exchange Act of 1934
(Amendment No. 1)

World Wrestling Entertainment, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, $.01 par value per share
(Title of Class of Securities)

98156Q108
(CUSIP Number of Class of Securities)
(Underlying Class A Common Stock)

Edward L. Kaufman, Esq.
World Wrestling Entertainment, Inc.
1241 East Main Street
Stamford, Connecticut 06902
(203) 352-8600
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

with copy to:
Michael C. McLean, Esq.
Kirkpatrick & Lockhart LLP
Henry W. Oliver Building
535 Smithfield Street
Pittsburgh, Pennsylvania 15222
Facsimile: (412)355-6501

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(1)(2)

$17,548,332.50	$1,419.66

(1) Estimated for purposes of calculating the amount of the filing fee only. This amount assumes that options to purchase 4,168,250 shares of Class A Common Stock, par value $.01 per share, of World Wrestling Entertainment, Inc., having an aggregate value of $17,548,332.50 will be exchanged and cancelled pursuant to this offer, in which one restricted stock unit (or, in some cases, a cash payment) is to be exchanged for every six such options tendered. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory No. 11 for fiscal year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals $80.90 per million dollars of the value of the transaction.

(2) Calculated by multiplying the Transaction Valuation by 0.00008090.

     [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,419.66
Form or Registration No.:	Schedule TO.
Filing Party:	World Wrestling Entertainment, Inc.
Date Filed:	December 16, 2003.

     [  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate box(es) below to designate any transactions to which the statement relates:

     [  ] third-party tender offer subject to Rule 14d-1.

     [X] issuer tender offer subject to Rule 13e-4.

     [  ] going-private transaction subject to Rule 13e-3.

     [  ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

i

     This Amendment No. 1 (this “Amendment No. 1”), which is filed in response to comments raised by the staff of the Securities and Exchange Commission’s Division of Corporation Finance, amends and supplements the Tender Offer Statement on Schedule TO originally filed by the Company with the Securities and Exchange Commission on December 16, 2003. The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the Federal securities laws.

Items 1 through 9 and Item 11.

     Items 1 through 9 and Item 11 of the original Schedule TO, which incorporate by reference the information contained in the Offer to Exchange, a copy of which is filed with the original Schedule TO as Exhibit (a)(1), is hereby amended as follows:

(1)	The words “January 16, 2004” in the heading on the first page of the Offer to Exchange is hereby deleted and replaced with “January 15, 2004”.

(2)	The answer in Q&A 16 under the caption “Summary of Terms” in Part I of the Offer to Exchange is amended by deleting the words “expect to” in the fourth line and substituting the word “will”, and by deleting the words “as soon as practicable” in the fourth line and substituting the word “promptly”.

(3)	The answer in Q&A 18 under the caption “Summary of Terms” in Part I of the Offer to Exchange is amended by deleting the words “a number of conditions, including”.

(4)	The answer in Q&A 20 under the caption “Summary of Terms” in Part I of the Offer to Exchange is amended by deleting the first two sentences and substituting the following:

“The Board’s Compensation Committee retained an outside compensation consultant to provide it with advice regarding lost value in the Company’s equity compensation programs and considered several alternatives for providing greater liquidity to the participants in its equity compensation programs in line with the incentive and compensatory purposes of those programs.”

(5)	The first sentence of the first paragraph under the caption “8. Conditions for Completion of the Offer” in Part II of the Offer to Exchange is amended by adding the phrase “, in our reasonable discretion,” immediately following the word “if” and immediately before the word “we”.

(6)	The first bullet point following the first paragraph under the caption “8. Conditions for Completion of the Offer” in Part II of the Offer to

Exchange is amended by deleting the words “in any manner” and adding, to the end of the bullet point, the words “in a manner that, in our reasonable judgment, would be detrimental to the Company.”

(7)	The second bullet point following the first paragraph under the caption “8. Conditions for Completion of the Offer” in Part II of the Offer to Exchange is amended by deleting the word “might” in the second line and substituting the word “will” and by adding the following after the word “us” and before the word “or”:

“such as, for instance, reducing the compensatory aspect of the offer (as would be the case, for example, if a group of individuals were excluded from the offer or the exchange ratios were required to be changed) or materially increasing the costs incurred by us in connection with such compensation,”

(8)	The second bullet point following the first paragraph under the caption “8. Conditions for Completion of the Offer” in Part II of the Offer to Exchange is amended by deleting the words “may be” in the second line.

(9)	The paragraph following the bullet points under the caption“8. Conditions for Completion of the Offer” in Part II of the Offer to Exchange is amended by deleting the second sentence, which reads “We may assert one or more of them in our discretion regardless of the circumstances giving rise to them prior to the expiration of the offer.”

(10)	The second paragraph under the caption “12. Legal Matters; Regulatory/Stockholder Approvals” in Part II of the Offer to Exchange is amended by deleting the words “the consummation of the offer and”.

(11)	The third paragraph (following the bullet points) under the caption “16. Additional Information” in Part II of the Offer to Exchange, which begins “Any additional documents that we may file” is deleted.

(12)	The paragraph under the caption “17. Forward Looking Statements” is amended by deleting the first sentence.

Item 10.

     Item 10 of the original Schedule TO is hereby amended and supplemented to add the following subsection (c):

     “(c) The information set forth on Exhibit (a)(19) filed herewith is incorporated herein by reference.”

Item 12.

     Item 12 of the original Schedule TO is hereby amended and supplemented to add the following exhibit:

     (a)(19) Form of E-Mail Regarding Summary Financial Information (filed herewith).

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

World Wrestling Entertainment, Inc.

By:	/s/ Philip B. Livingston

Name:	Philip B. Livingston
Title:	Chief Financial Officer

Dated: January 7, 2004

EXHIBIT INDEX

Exhibit	Description

(a)(1)	Offer to Exchange, dated November 17, 2003 (filed herewith).*
(a)(2) (a)(3)	Introductory Letter and accompanying Letter of Transmittal (filed herewith).* Form of Restricted Stock Unit Award Agreement (filed herewith).*
(a)(4)	Form of E-Mail to Eligible Option Holders Announcing Offer (filed herewith).*
(a)(5)	Form of Election Withdrawal Notice (filed herewith).*
(a)(6)	Form of Reminder Notice of Expiration of Offer (filed herewith).*
(a)(7)	Form of Cover Letter (filed herewith).*
(a)(8)	Presentation (filed herewith).*
(a)(9)	Presentation (filed herewith).*
(a)(10)	Press Release (filed herewith).*
(a)(11)	The Company’s Annual Report on Form 10-K for its fiscal year ended April 30, 2003, filed with the Securities and Exchange Commission on July 3, 2003 (incorporated herein by reference).
(a)(12)	The Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended July 25, 2003, filed with the Securities and Exchange Commission on August 29, 2003 (incorporated herein by reference).
(a)(13)	The Company’s Quarterly Report on Form 10-Q for the fiscal year ended October 24, 2003, filed with the Securities and Exchange Commission on November 21, 2003 (incorporated herein by reference).
(a)(14)	The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 13, 2003 (incorporated herein by reference).
(a)(15)	The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 27, 2003 (incorporated herein by reference).
(a)(16)	The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 17, 2003 (incorporated herein by reference).
(a)(17)	The Company’s definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on July 31, 2003 (incorporated herein by reference).
(a)(18)	A description of the Company’s Class A common stock included in the Company’s Registration Statement on Form 8-A, which was filed with the Securities and Exchange Commission on September 22, 2000 (incorporated herein by reference).
(a)(19)	Form of E-Mail Regarding Summary Financial Information (filed herewith).**
(b)	Not applicable.

(d)(1)	The Company’s 1999 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1.A to the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2003(No. 333-84327)).*
(d)(2)	Form of Stock Option Agreement under the Company’s 1999 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1A to our Annual Report on Form 10-K for the fiscal year ended April 30, 2003).
(d)(3)	Form of Voting Agreement by and among the Company, Vincent K. McMahon, individually and as trustee of the Vincent K. McMahon Irrevocable Trust, and Linda E. McMahon, dated as of November 17, 2003 (filed herewith).*
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.
**	Filed with this Amendment No. 1.